Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 26 DATED MARCH 8, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, and Supplement No. 25 dated February 22, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the probable acquisition of a three-story office building containing approximately 222,000 rentable square feet in Florham Park, New Jersey; and

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of March 4, 2005, we had received aggregate gross offering proceeds of approximately $949.3 million from the sale of approximately 94.9 million shares in our initial public offering. After payment of approximately $19.0 million in acquisition fees, payment of approximately $90.2 million in selling commissions and dealer manager fees, payment of approximately $19.0 million in other organization and offering expenses and common stock redemptions of approximately $1.5 million pursuant to the share redemption program, as of March 4, 2005, we had raised aggregate net offering proceeds of approximately $819.6 million.

Probable Acquisition of 180 Park Avenue 105 Building

We anticipate purchasing a three-story office building containing approximately 222,000 rentable square feet (the “180 Park Avenue 105 Building”) from an unaffiliated party. The 180 Park Avenue 105 Building is located on an approximate 26.6-acre parcel of land at 180 Park Avenue in Florham Park, New Jersey. The purchase price of the 180 Park Avenue 105 Building is expected to be approximately $53.5 million, plus closing costs. The acquisition is expected to be funded with net proceeds raised from this offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A.

The 180 Park Avenue 105 Building, which was completed in 2001, is leased to Novartis Pharmaceuticals Corporation (“Novartis”) (approximately 72.2%). Approximately 27.8% of the 180 Park Avenue 105 Building is currently vacant. The current aggregate annual base rent payable under the Novartis lease, which expires in 2009, is approximately $4.6 million.

Although we have assessed the acquisition of the 180 Park Avenue 105 Building as probable, we cannot assure you that we will complete the acquisition. In some circumstances, if we fail to complete the transaction, we may forfeit significant amounts of earnest money.